RACE WORLD INTERNATIONAL, INC.


January 28, 2008

VIA EDGAR
Ms Letty Lynn
Division of Corporate Finance
Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C. 20549

Re:
Race World International, Inc.
     Registration Statement on Form SB-2
     File No. 333-148636


Dear Ms Lynn:

Race World International, Inc. (the "Company"), a Nevada corporation, herby specifically incorporates into the facing page of its Registration Statement on Form SB-2, filed by the Company on January 14, 2008 the following language pursuant to Rule 473 of the Securities Act of 1933, as amended:

"The registrant hereby amends this Registration Statement on such dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine."


Yours truly,

/s/ Evan Williams
--------------------
Evan Williams

President, Director